ore
3/21/11

[redacted]

11021413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 08 2011
Wash., DC
189

SEC FILE NUMBER
8- 49897

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-10 (MM/DD/YY) AND ENDING 12-31-2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NAVAID FINANCIAL

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1522 Locust St. 2nd Floor
(No. and Street)

Philadelphia (City) PA (State) 19102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siana Carr O'Connor & Lynam, LLP
(Name – *if individual, state last, first, middle name*)

1500 E. Lancaster Ave. (Address) Paoli (City) PA (State) 19301 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/30

OATH OR AFFIRMATION

I, John Carney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Navaid Financial Services, as of 12-31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Katie Baldwin

Notary Public

NOTARIAL SEAL
KATIE BALDWIN
Notary Public
PHILADELPHIA CITY, PHILADELPHIA CNTY
My Commission Expires Dec 17, 2012

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Report

NAVAID FINANCIAL SERVICES, INC.

December 31, 2010 and 2009

SIANA CARR O'CONNOR & LYNAM, LLP

CERTIFIED PUBLIC ACCOUNTANTS

NAVAID FINANCIAL SERVICES, INC.

Financial Statements and Supplementary Financial Information

For the Years Ended December 31, 2010 and 2009

and

INDEPENDENT AUDITOR'S REPORT

INDEX

SIANA CARR O'CONNOR & LYNAM, LLP

Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

Phone: 610-296-4200 * Fax: 610-296-3659
www.scolcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Directors of
Navaid Financial Services, Inc.
Philadelphia, Pennsylvania

We have audited the accompanying statements of financial condition of Navaid Financial Services, Inc. (an S-Corporation) as of December 31, 2010 and 2009, and the related statements of income (loss), changes in subordinated borrowings, changes in shareholders' equity (deficit), and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Navaid Financial Services, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 to 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Siana Carr O'Connor & Lynam, LLP

SIANA CARR O'CONNOR & LYNAM, LLP

February 24, 2011

NAVAID FINANCIAL SERVICES, INC.
Statements of Financial Condition
December 31, 2010 and 2009

Assets	2010	2009
Cash	$ 363,515	$ 62,515
Deposits with clearing organization and others	1,502,028	1,501,414
Marketable debt securities	9,540,814	10,431,105
Receivable from clearing organization and others	41,364	668,321
Accrued interest receivable	66,575	69,912
Prepaid expenses	14,281	42,624
Furniture and equipment, net	8,080	11,825
Total assets	$11,536,657	$12,787,716
Liabilities and shareholders' equity (deficit)		
Liabilities:		
Accounts payable and accrued expenses	$ 367,557	$ 400,009
Payable to clearing organization	9,890,104	10,397,319
Total liabilities	10,257,661	10,797,328
Subordinated borrowings	1,500,000	1,500,000
Shareholders' equity (deficit):		
Common stock ($.01 par value, 1,000 shares authorized, 106 shares issued and outstanding)	1	1
Additional paid-in capital	99,999	99,999
Retained earnings (accumulated deficit)	(321,004)	390,388
Total shareholders' equity (deficit)	(221,004)	490,388
Total liabilities and shareholders' equity (deficit)	$11,536,657	$12,787,716

(The accompanying notes are an integral part of these financial statements.)

NAVAID FINANCIAL SERVICES, INC.
Statements of Income (Loss)
For the Years Ended December 31, 2010 and 2009

	2010	2009
Revenues:		
Trading gains and losses, net	$2,635,852	$6,011,408
Interest income	273,007	399,970
Commission income	15,599	9,527
Total revenues	2,924,458	6,420,905
Expenses:		
Commissions	2,678,870	5,280,678
Employee compensation and benefits	483,090	471,965
Interest expense	166,526	181,789
Outside services	112,770	134,374
Other expenses	104,997	56,015
Occupancy and office	29,019	30,562
Total expenses	3,575,272	6,155,383
Net income (loss)	$ (650,814)	$ 265,522

(The accompanying notes are an integral part of these financial statements.)

NAVAID FINANCIAL SERVICES, INC.
Statements of Changes in Subordinated Borrowings
For the Years Ended December 31, 2010 and 2009

Subordinated borrowings at December 31, 2008	$1,500,000
2009 activity	-0-
Subordinated borrowings at December 31, 2009	1,500,000
2010 activity	-0-
Subordinated borrowings at December 31, 2010	$1,500,000

(The accompanying notes are an integral part of these financial statements.)

NAVAID FINANCIAL SERVICES, INC.
Statements of Changes in Shareholders' Equity (Deficit)
For the Years Ended December 31, 2010 and 2009

	Common Stock		Additional Paid-In	Retained Earnings (Accumulated	
	Shares	Amount	Capital	Deficit)	Total
December 31, 2008	106	$1	$99,999	$ 750,152	$ 850,152
Net income				265,522	265,522
Distributions to shareholders				(625,286)	(625,286)
December 31, 2009	106	$1	$99,999	$ 390,388	$ 490,388
Net loss				(650,814)	(650,814)
Distributions to shareholders				(60,578)	(60,578)
December 31, 2010	106	$1	$99,999	$ (321,004)	$ (221,004)

(The accompanying notes are an integral part of these financial statements.)

NAVAID FINANCIAL SERVICES, INC.
Statements of Cash Flows
For the Years Ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities:		
Net income (loss)	$(650,814)	$ 265,522
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation expense	3,745	3,745
(Increase) decrease in:		
Deposits with clearing organization and others	(614)	(879)
Marketable debt securities	890,291	2,579,818
Receivable from clearing organization and others	626,957	617,732
Accrued interest receivable	3,337	218,967
Prepaid expenses	28,343	(33,024)
Increase (decrease) in:		
Accounts payable and accrued expenses	(32,452)	(798,876)
Payable to clearing organization	(507,215)	(2,112,919)
Securities sold, not yet purchased	-0-	(351,452)
Net cash provided by operating activities	361,578	388,634
Cash flows from investing activities:		
Purchase of furniture and equipment	-0-	(1,249)
Net cash used by investing activities	-0-	(1,249)
Cash flows from financing activities:		
Distributions to shareholders	(60,578)	(625,286)
Net cash used by financing activities	(60,578)	(625,286)
Net increase (decrease) in cash	301,000	(237,901)
Cash - beginning of year	62,515	300,416
Cash - end of year	$ 363,515	$ 62,515
Supplemental cash flow information:		
Interest paid	$ 184,332	$ 180,887

(The accompanying notes are an integral part of these financial statements.)

(1) ORGANIZATION AND BACKGROUND

Navaid Financial Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates on a fully-disclosed basis whereby they do not carry accounts for customers.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management's estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions and commission expense

Proprietary securities transactions are recorded at fair value on the trade date, as if they had settled. Trading gains and losses arising from all securities transactions entered into for the account and risk of the Company, along with the related commission expense incurred, are also recorded on a trade date basis. Securities are valued using market value techniques as determined by management based on information provided by third parties and by analyzing inter-dealer trades on or around year-end for all positions held by the Company at year-end.

Income taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code of 1986 and comparable state tax provisions to be taxed as an S-Corporation. In lieu of corporation income taxes, the shareholders of an S-Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company files tax returns in the U.S. federal jurisdiction, certain states and cities. The Company is no longer subject to U.S. federal, state and local examinations by tax authorities for 2006 and prior.

(3) MARKETABLE DEBT SECURITIES

As described in Note 2, the Company values marketable debt securities at fair value in accordance with Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC) 820, *Fair Value Measurements and Disclosures*. The Company classifies its investments into Level 1, which refers to unadjusted quoted prices in active markets for identical assets that are accessible at the measurement date; Level 2, which refers to inputs other than quoted prices included in Level 1 that are observable, either directly or indirectly; and Level 3, which refers to unobservable market inputs. All marketable debt securities were classified as Level 2 at December 31, 2010 and 2009.

(4) RELATED PARTY TRANSACTIONS

The Company provides brokerage services for a fund that is owned and managed by the shareholders. The Company waived all markups and commissions for the fund for 2010 and 2009. However, the fund reimburses the Company for their costs from outside parties. The Company received $23,516 and $18,145 in 2010 and 2009, respectively.. A receivable from the fund was recorded at December 31, 2010 and 2009, in the amount of $1,848 and $2,278, respectively. Additionally, the Company may buy/sell bonds from/to the fund at cost.

The Company also provides brokerage services on behalf of clients of an investment advisor that is owned and managed by the shareholders. There are minimal trades made during the year on behalf of the investment advisor's clients.

Two of the Company's traders are also shareholders. The Company paid commissions of $2,590,000 and $5,812,000 in 2010 and 2009, respectively to these shareholders. Additionally, $324,841 and $335,128 is due to the traders at December 31, 2010 and 2009, respectively.

(5) RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATION

The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The receivable represents net trading gains earned in December. The amount payable to the clearing broker relates to securities purchased on margin. This balance is secured by the Company's proprietary investments and clearing deposit. The payable balance incurs interest at the federal funds rate plus an applicable margin (1.25% at December 31, 2010).

(6) SUBORDINATED BORROWINGS

The borrowings under subordinated agreements consist of notes payable to two shareholders. The notes expire on September 28, 2013 and include interest at 5%, which is payable monthly. Interest expense was $75,000 for 2010 and 2009.

(7) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and a ratio of aggregate indebtedness to net capital, not exceeding 15 to 1. At December 31, 2010, the Company had net capital, as defined, of $540,611, which was $440,611 in excess of its minimum required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .82 to 1 as of December 31, 2010.

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customer accounts and sets forth specific guidelines regarding the possession of securities. The Company is exempt from this rule under Reg 240.15c3-3k(2)ii which provides an exemption for broker-dealers who operate on a fully-disclosed basis. Therefore, Schedules II and III on pages 11 and 12 are not applicable.

(8) 401(k) RETIREMENT PLAN

During 2009 the Company implemented a 401(k) retirement plan. The Company matches the first 6% of eligible employees compensation. The Company's expense related to the plan was $16,375 and $9,858 for 2010 and 2009, respectively.

(9) NON-MONETARY TRANSACTIONS

In 2010 and 2009, the Company reduced broker fees for one of their traders in exchange for bookkeeping services. The fair value of the transactions was approximately $12,000 per year.

(10) CONCENTRATION OF CREDIT RISK

Cash

At various times during the year, the Company's cash balances exceeded the federally insured limit. The Company had $60,788 of cash balances in excess of FDIC limits at December 31, 2010.

Marketable debt securities

The Company's proprietary investments consist solely of municipal securities. At December 31, 2010, one position represented 12% of marketable debt securities.

Agreements with traders

The Company has agreements with three traders on a month to month basis, of which one trader executes a majority of all trades. If this trader were to terminate the agreement, the ongoing operations of the Company would be materially affected.

(11) SUBSEQUENT EVENTS

Management has evaluated subsequent events through the issuance of the financial statements.

SUPPLEMENTARY

FINANCIAL

INFORMATION

Schedule I

NAVAID FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2010

Net capital:	
Total shareholders' deficit	$ (221,004)
Add - subordinated borrowings allowable as net capital	1,500,000
Total capital and allowable subordinated borrowings	1,278,996
Less - total non-allowable assets	26,235
haircuts on securities	712,150
Net capital	$ 540,611
Aggregate indebtedness	$ 445,961
Total aggregate indebtedness	$ 445,961
Computation of basic net capital requirement:	
Net capital requirement	$ 100,000
Net capital	540,611
Excess of net capital	$ 440,611
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 420,611
Ratio of aggregate indebtedness to net capital	.82 to 1

NAVAID FINANCIAL SERVICES, INC.
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2010

Not Applicable: All customer transactions are cleared through another broker-dealer (member of New York Stock Exchange) on a fully disclosed basis.

Schedule III

NAVAID FINANCIAL SERVICES, INC.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2010

Not Applicable: All customer transactions are cleared through another broker-dealer (member of New York Stock Exchange) on a fully disclosed basis.

NAVAID FINANCIAL SERVICES, INC.
Notes to Supplemental Schedules
December 31, 2010

Reconciliation of the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2010 FOCUS Part IIA filing.

Net capital per unaudited December 31, 2010 FOCUS Part IIA filing	$540,163
Audit adjustments to non-allowable assets	13,560
Audit adjustments to distribution to shareholders	(14,672)
Audit adjustments to net loss	1,560
Net capital	$540,611

Independent Auditor's Report on
Internal Control
Required by SEC Rule 17a-5

NAVAID FINANCIAL SERVICES, INC.
Year Ended December 31, 2010

SIANA CARR O'CONNOR & LYNAM, LLP

CERTIFIED PUBLIC ACCOUNTANTS

SIANA CARR O'CONNOR & LYNAM, LLP
Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

*Phone: 610-296-4200 * Fax: 610-296-3659*
www.scolcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Directors of
Navaid Financial Services, Inc.
Philadelphia, Pennsylvania

In planning and performing our audit of the financial statements of Navaid Financial Services, Inc. (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling that responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe then a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented and detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal controls and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the directors, management, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Siana Carr O'Connor & Lynam, LLP
SIANA CARR O'CONNOR & LYNAM, LLP

February 24, 2011

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

NAVAID FINANCIAL SERVICES, INC.
Year Ended December 31, 2010

SIANA CARR O'CONNOR & LYNAM, LLP

CERTIFIED PUBLIC ACCOUNTANTS

SIANA CARR O'CONNOR & LYNAM, LLP

Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

*Phone: 610-296-4200 * Fax: 610-296-3659*
www.scolcpa.com

INDEPENDENT ACCOUNTANT'S REPORT

To the Directors of
Navaid Financial Services, Inc.
Philadelphia, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Navaid Financial Services, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's general ledger and bank statements noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with the supporting general ledger noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules referenced in 3 above noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Siana Carr O'Connor & Lynam, LLP

SIANA CARR O'CONNOR & LYNAM, LLP

February 24, 2011

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049897 FINRA DEC
NAVAID FINANCIAL SERVICES INC 14*14
1522 LOCUST ST 2ND FL
PHILADELPHIA PA 19102-4443

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 8373
B. Less payment made with SIPC-6 filed (exclude interest) (5594)
8/14/2010
Date Paid
C. Less prior overpayment applied (1,238)
D. Assessment balance due or (overpayment) 1,541
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
F. Total assessment balance and interest due (or overpayment carried forward) $ 1,541
G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,541
H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Navaid Corporation
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

PRESIDENT / CFO
(Title)

Dated the _____ day of _______________, 20_____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1-1, 2010 and ending 12-31, 2010
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 2,924,458
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		0
(2) Net loss from principal transactions in securities in trading accounts.		635,511
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		635,511
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		44,340
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 166,527	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 0	
Enter the greater of line (i) or (ii)		166,527
Total deductions		210,867
2d. SIPC Net Operating Revenues		$ 3,349,102
2e. General Assessment @ .0025		$ 8,373

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